Mail Stop 0306

October 21, 2004



VIA U.S. MAIL AND FAX (610) 458-1007

Ms. Wendy F. Dicicco
Chief Financial Officer
Kensey Nash Corporation
Marsh Creek Corporate Center
55 East Uwchlan Avenue
Exton, Pennsylvania 19341

	Re:	Kensey Nash Corporation
		Form 10-K for the year ended June 30, 2004
File No. 000-27120


Dear Ms. Dicicco:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended June 30, 2004

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations

Selected Financial Data - Page 20

1. In future filings please revise to include footnotes to your selected financial data table disclosing any matters that materially affect comparability across the years presented. See Item 301 of Regulation S-K.

Overview - Page 21

2. In future filings, please consider focusing your discussion in the "Overview" section of MD&A to address the following:
* the most important themes or other significant matters with which management is concerned primarily in evaluating the company`s financial condition;
* further insight into material opportunities, challenges and risks;
and
* a business analysis of the company`s approach to specific challenges and opportunities that lie ahead.

Refer to SEC Release Nos. 33-8350, 34-48960, and FR-72.

Financial Statements

Consolidated Balance Sheets - Page F-2
3. We note that accrued expenses comprise approximately 68% of total current liabilities. In future filings, please state separately, in the balance sheet or in a note, any item, included in accrued liabilities, which is in excess of 5 percent of total current liabilities in accordance with Regulation S-X Article 5-02(20).

Note 1. Summary of Significant Accounting Policies

Inventory - Page F-8

4. We noted there does not appear to be an allowance for obsolete or slow moving inventory. Tell us and disclose in future filings management`s policy for reviewing inventory for obsolescence and the related accounting for items identified as slow moving or obsolete.


Revenue Recognition - Page F-9

5. We note that the company combines all of the biomaterials and TriActiv System sales as "net sales" on the consolidated statements of income. However, it is not clear what these sales are net of (i.e. returns, discounts, etc.). Please tell us and clarify in future filings.
6. We noted that you record amounts received under various grants as research and development revenue. Please supplementally explain why you have recorded such amounts as revenue and cite the accounting literature on which you relied. In addition, please expand your discussion to address SFAS 68 and any obligations you have related to these grants.

Note 9. Consulting Contracts - Page F-15

7. We noted that the company issued stock options to non-employees on two occasions, October 2002 and July 2003. Supplementally, please explain why you recorded a prepaid asset rather than accrue the expense as the services were provided and expense the related amounts over the vesting period of the options. For reference see paragraphs 92-95 of SFAS 123.

Note 15. Restricted Stock  - Page F-18

8. Tell us and expand your disclosure in future filings to address the following:
* Please further define the term "outside directors".
* Clarify the plan under which these instruments were issued, we noted Footnote 15 states they were awarded under the Employee Plan, however, Footnote 14 states as of June 30, 2004, awards under the Employee Plan consist solely of stock options.
* Also, supplementally explain how the company calculated the compensation expense related to the restricted stock issued in 2004. You disclose that the fair value of the shares granted equals $84,650. How was this amount determined?

Note 16. Earnings Per Share - Page F-18
9. In future filings provide the disclosures required by paragraph 40(c) of SFAS 128.




*    *    *    *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

?	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
?	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 824-5506 or me at (202) 942-2813 if you have questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief
Accountant, at (202) 942-1984.



							Sincerely,



							Daniel Gordon
							Branch Chief
Ms. Wendy F. Dicicco
Kensey Nash Corporation
October 21, 2004
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